SEC
Mail Processing
Section

MAR 01 2017

Washington DC
413

SEC

17009449

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rogan & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Ninth Avenue North, Suite 150
(No. and Street)

Safety Harbor	FL	34695
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael G. Rogan 727-712-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson Castillo Westlake & Company, Certified Public Accountants and Consultants
(Name – *if individual, state last, first, middle name*)

1907 S. Alexander Street, Ste. 2	Plant City	FL	33566
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael G. Rogan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rogan & Associates, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

President
Title

Therese L. Ferguson
Notary Public
Therese L. Ferguson

NOTARY PUBLIC STATE OF FLORIDA THERESE L. FERGUSON MY COMMISSION # FF151387 EXPIRES: October 05, 2018

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROGAN & ASSOCIATES, INC.

SAFETY HARBOR, FL

AUDITED FINANCIAL STATEMENTS

December 31, 2016

ROGAN & ASSOCIATES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2016

TABLE OF CONTENTS

RAULERSON CASTILLO
WESTLAKE & COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | F: (813) 752-8725

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Rogan & Associates, Inc.

We have audited the accompanying statement of financial condition of Rogan & Associates, Inc. (a Florida corporation) as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rogan & Associates, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Raulerson Castillo Westlake & Company

Raulerson Castillo Westlake & Company PA
Plant City, Florida
February 27, 2017

FINANCIAL STATEMENTS

ROGAN & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 90,661
Receivable from broker-dealers, mutual funds and insurance companies	231,665
Other receivables	628,785
Deposit with clearing broker	25,000
Investments	38,699
Fixed assets (net of depreciation)	17,307
Other assets	33,063
Total assets	$ 1,065,180

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 192,927
Total liabilities	192,927
STOCKHOLDERS' EQUITY	
Common stock, $1 par value	150
Additional paid-in capital	30,985
Retained earnings	865,243
Less Treasury Stock, at cost	(24,125)
Total stockholders' equity	872,253
Total liabilities and stockholders' equity	$ 1,065,180

SEE ACCOMPANYING AUDITORS' REPORT AND NOTES TO THE FINANCIAL STATEMENTS.

ROGAN & ASSOCIATES, INC.

STATEMENT OF OPERATIONS

For The Year Ended December 31, 2016

REVENUE	
Commissions and fees	$ 3,015,750
Other revenue	25,000
TOTAL REVENUE	3,040,750
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	2,448,965
Clearing costs	16,751
Occupancy	142,931
Other operating expenses	398,718
Depreciation	1,606
TOTAL EXPENSES	3,008,971
INCOME BEFORE INCOME TAXES	31,779
INCOME TAXES	11,370
NET INCOME	$ 20,409

SEE ACCOMPANYING AUDITORS' REPORT AND NOTES TO THE FINANCIAL STATEMENTS.

ROGAN & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 20,409
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	1,606
Change in assets and liabilities:	
Increase in due from broker-dealers, mutual funds and insurance companies	(41,332)
Decrease in other receivables	19,728
Increase in prepaid assets	(23,100)
Decrease in payables and accrued expenses	(12,537)
NET CASH USED IN OPERATING ACTIVITIES	(35,226)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in fixed assets	(486)
Increase in investments	(5,711)
NET CASH USED IN INVESTING ACTIVITIES	(6,197)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(41,423)
CASH AND CASH EQUIVALENTS:	
Beginning of year	$ 132,084
End of year	$ 90,661

SEE ACCOMPANYING AUDITORS' REPORT AND NOTES TO THE FINANCIAL STATEMENTS.

ROGAN & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2016

	Capital Stock	Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, December 31, 2015	$ 150	$ 30,985	$ (24,125)	$ 844,834	$ 851,844
Net income				20,409	20,409
Balance, December 31, 2016	$ 150	$ 30,985	$ (24,125)	$ 865,243	$ 872,253

SEE ACCOMPANYING AUDITORS' REPORT AND NOTES TO THE FINANCIAL STATEMENTS.

ROGAN & ASSOCIATES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS AND GENERAL CREDITORS

For The Year Ended December 31, 2016

Balance, December 31, 2015	$ 0
Increases	0
Decreases	0
Balance, December 31, 2016	$ 0

SEE ACCOMPANYING AUDITORS' REPORT AND NOTES TO THE FINANCIAL STATEMENTS.

ROGAN & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a securities broker dealer organized under the laws of the state of Florida in January 1997. The Company's primary business is providing investment advice and brokerage of publicly traded securities and insurance products. The Company's customers are located throughout the United States, but primarily in Florida.

The Company is registered with the U.S. Securities and Exchange Commission as a broker dealer and an investment adviser. Much of the regulation of broker dealers has been delegated to self-regulatory organizations, which in the Company's case, includes the Financial Industry Regulatory Authority and the Municipal Securities Rulemaking Board, and the securities commissions of appropriate states.

Basis of Presentation. The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statement. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statement.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Securities Owned: Securities owned are recorded at fair value based on quoted market prices or other observable market data. A summary of securities owned at December 31, 2016 is as follows: mutual funds $38,699.

Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization is calculated on the straight-line method over the estimated useful lives of the assets (generally three, five or seven years).

Income Taxes: As of December 31, 2016, the financial statements reflected income taxes payable of $11,370 and a deferred tax asset of $0. The deferred tax asset represents the estimated future tax consequences resulting from the differences in book and tax depreciation methods, and the limitations of deductibility of the estimated legal and settlement costs accrued for financial reporting methods.

Management considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Securities Transactions: Customers' securities transactions are reported on a settlement date basis which does not differ significantly from trade date basis.

Accounts Receivable: The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Other Receivables: The components of Other Receivables as of December 31, 2016 are as follows: Amounts due to/from Stockholder $618,513 and Accounts Receivable – Other $10,272.

Date of Management's Review: Subsequent events were evaluated through February 27, 2017, which is the date the financial statements were available to be issued.

NOTE B — LEASE COMMITMENTS

The Company leases office space in Safety Harbor, FL, Sarasota, FL, and Brandon, FL. Total rent expenses incurred by the Company for the year ended December 31, 2016 was $136,812.

NOTE C — NET CAPITAL AND CUSTOMER PROTECTION

The Company, as a registered broker dealer, is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $86,364 which was $73,502 in excess of its required net capital of $12,862 and the ratio of aggregate indebtedness to net capital was 2.23 to 1.0.

The Company is also subject to the U.S. Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3) and operates pursuant to the exemptive provisions of paragraph (k)(2)(ii) of the Rule.

NOTE D — INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$ 11,370
Deferred income tax benefit	
Income tax expense (benefit)	$ 11,370

NOTE E — OFF BALANCE SHEET RISK

In the normal course of business, the Company effects securities transactions for the accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F — CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2016.

NOTE G — RETIREMENT PLAN

The Company has a profit sharing plan with a 401(k) (salary reduction plan feature) covering substantially all full-time employees. Company contributions are discretionary. Employer contributions for 2016 were $62,168.

NOTE H — CLEARING BROKER-DEALER

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm of $25,000. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

SUPPLEMENTAL INFORMATION

ROGAN & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2016

NET CAPITAL:	
Total stockholders' equity	$ 872,253
Less non-allowable assets	
Accounts receivable — non-allowable	(776,334)
Net capital before haircuts	95,919
Less haircuts	(9,555)
Net capital	86,364
Less required capital	(12,862)
Excess net capital	$ 73,502
Aggregate indebtedness	$ 192,927
Ratio of aggregate indebtedness to net capital	2.23 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016.

There is no difference between net capital as reported above and net capital as reported in FOCUS Report Part IIA.

ROGAN & ASSOCIATES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL

REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

REQUIRED REPORTS

RAULERSON CASTILLO
WESTLAKE & COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | F: (813) 752-8725

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS' REVIEW OF THE EXEMPTION REPORT

To the Board of Directors and Stockholders of
Rogan & Associates, Inc.

We have reviewed management's statements, included in the accompanying exemption report of Rogan & Associates, Inc., in which (1) Rogan & Associates, Inc. ("the Company") identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) (the "exempt provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raulerson Castillo Westlake & Company

Raulerson Castillo Westlake & Company PA
Plant City, Florida
February 27, 2017

ROGAN & ASSOCIATES

Rogan & Associates, Inc.

Exemption Report

Rogan & Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 CFR §240.15c3-3 pursuant to paragraph (k)(2)(ii).

The Company met the exemption provisions of §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Michael Rogan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________ Date: February 21, 2017
Michael Rogan, President

Rogan & Associates, Inc.
200 Ninth Avenue North, Suite 150, Safety Harbor, FL 34695 t: 727.712.3400 tf:1.866.779.3258 f: 727.712.3113 www.roganfinancial.com
Member: SIPC

RAULERSON CASTILLO
WESTLAKE & COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | F: (813) 752-8725

INDEPENDENT REGISTERED AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of
Rogan & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2016, which were agreed to by Rogan & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Rogan & Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Rogan & Associates Inc.'s management is responsible for the Rogan & Associates Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of Focus reports noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of Focus reports supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson Castillo Westlake & Company

Raulerson Castillo Westlake & Company PA
Plant City, Florida
February 27, 2017